Exhibit 2.01
Resource Extraction Payment Report

Government-level disclosure

The table below sets forth our payments made to governments for the fiscal year ended December 31, 2023, by government and type of payment.

(USD, $ in thousands)
Country	Payee	Taxes		Royalties	Fees	Production Entitlements	Bonuses	Dividends	Payments for infrastructure improvements	Community and social responsibility payments	Total
United States	U.S. Federal Government	$53,038	(1)	—	—	—	—	—	—	—	$53,038
Total		$53,038		$—	$—	$—	$—	$—	$—	$—	$53,038

(1) Liberty Energy Inc. (the “Company”) files a consolidated income tax return and is the entity that made the payments. The U.S. Federal Government levies corporate income taxes at the entity level rather than on a per-project basis. Accordingly, the Company has disclosed payments of taxes at the entity level. The payments relate not to particular projects but to the U.S. consolidated taxable income of the Company. The Company’s operations are organized into a single reportable segment, which consists of hydraulic fracturing and related goods and services. The Company’s wholly owned subsidiary, Freedom Proppant, LLC, is engaged in the commercial development of open-pit mining and refining frac sand in the Permian Basin in the State of Texas.